Exhibit 19.1
POLICY ON INSIDER TRADING*

I.PURPOSE

All directors, officers and employees of Tri Pointe Homes, Inc. and all of its subsidiaries (collectively, “we”, “us”, “our” or the “Company”) are required to comply with the securities laws and insider trading rules set out in the Company’s Code of Business Conduct and Ethics. The Company’s Board of Directors has adopted this Policy on Insider Trading (this “Policy”), which applies to:

•The trading or other transactions, including certain gifts (as discussed below), of securities of the Company;
•Communications to persons or entities outside the Company of material, non-public information about the Company; and
•Trading in the securities of other companies or entities with which we have conducted, are conducting, or intend to conduct, business, or sharing with anyone outside the Company any material, non-public information about these other companies or entities.

This Policy is aimed at preventing Company Personnel and Other Covered Persons (as each term is defined below) from violating the prohibitions against insider trading (including “tipping”) that are contained in the federal securities laws and this Policy, whether intentionally or unintentionally.

We expect all Company Personnel and Other Covered Persons to comply with this Policy.

II.INTRODUCTION

Insider trading occurs when a person who is aware of material, non-public information about a company buys or sells that company’s securities. A director, officer or other employee, agent, consultant, or any other advisor owing a duty of trust and confidence to the Company, such as the Company’s accountants or outside attorneys, also may violate the insider trading laws if he or she communicates—or “tips”—material, non-public information to another person or entity without authorization by the Company, which person or entity in turn trades on the basis of this information. Information is “material” if a reasonable investor would consider it important in deciding whether to buy, hold or sell securities, and “non-public” if it has not been disseminated in a manner making it available to investors generally (see Section V. below).

Both the insider trading laws and Regulation FD use the same concepts of “materiality” and a similar concept of when information becomes “public.” We discuss these concepts below in Section V.

As is the case with policies of this nature, it is important to use common sense. The objective of this Policy is not to restrict the ability of Company Personnel and Other Covered Persons to manage their personal financial affairs or to communicate with others, but to establish clear policies and procedures to avoid the risk of situations arising whereby such person and/or the Company could be harmed through damaged reputation or adverse legal action.

This Policy should be read carefully. Directors, officers and certain designated employees or consultants are subject to blackout periods and pre-clearance procedures in this Policy as set forth below. The Company’s General Counsel maintains a list of all persons who are subject to blackout periods and pre-clearance procedures, and is responsible for granting permission to trade.

If you have any questions about how this Policy affects you, please contact the Company’s General Counsel.

*EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	1

III.SCOPE

This Policy applies to: (a) all directors, officers and other employees of the Company (“Company Personnel”), (b) all agents and consultants of the Company who have access to or receive material, non-public information concerning the Company and/or companies with which the Company does or intends to do business in the course of their engagement by or association with the Company, and (c) Immediate Family Members (as defined below) and persons sharing the same household of the persons described in clauses (a) and (b) above, and any other persons or entities (including but not limited to trusts) whose transactions in Company securities are directed by, or subject to their influence or control (the persons described in clauses (b) and (c) above, the “Other Covered Persons”). Company Personnel are obligated to inform their Immediate Family Members and Other Covered Persons of the requirements of this Policy.

“Immediate Family Member” means any spouse, partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother-in-law or sister-in-law (as well as other adoptive relationships), whether or not sharing the same household as the persons described in clauses (a) and (b) above.

For the purposes of this Policy, a person’s investment activities are considered to include his or her own investment activities, as well as any other account(s) over which such person has trading authority or exercises similar influence other than in the course of his or her employment with the Company (i.e., as treasurer or investment officer of a charitable organization or foundation, for family members, friends or investment clubs).

IV.GENERAL PRINCIPLES

Statement of Insider Trading Policy

It is the policy of the Company that no Company Personnel or Other Covered Person shall trade or conduct other transactions in any Company security while aware of material, non-public information relating to the Company. For purposes of this Policy, “Company security” means Company common stock as well as any other security (e.g., preferred stock, notes or other debt securities) issued by the Company, its subsidiaries or affiliates. “Trading” and “transactions” include purchases and sales of Company securities in public markets; sales of Company securities obtained through the exercise of employee stock options granted by the Company, including broker-assisted cashless exercise (where the broker sells some or all of the shares underlying the option on the open market); using Company securities to secure a loan; gifts of Company securities when the donor knew, or was reckless in not knowing, that the donee would sell the gifted securities prior to disclosure of all material, non-public information of which the donee was aware at the time of the gift (“Gifts”); and, with respect to any dividend reinvestment plan or any tax-qualified employee benefit plan of the Company, the election to participate in the plan, the increase or decrease in an individual’s level of participation in the plan, and the sale of Company securities purchased pursuant to the plan. Conversely, “trading” and “transactions” do not include the exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (using the underlying shares to pay the exercise price and/or tax withholding obligations); the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units; transactions in which the insider’s participation is not volitional and all stockholders are treated in the same manner, including mergers, recapitalizations, distributions in kind or similar transactions; purchases that are part of an automatic dividend reinvestment plan or through any tax-qualified employee benefit plan of the Company; or transactions effected in accordance with a written trading plan or arrangement that has been “properly established” by a director or officer under SEC Rule 10b5-1(c) as described below (see Section X below).

In addition, this Policy also prohibits Company Personnel and Other Covered Persons who learn of material, non-public information about a company with which the Company (or any subsidiary or affiliate) does business, such as a customer, vendor or supplier, from trading in that company’s securities until the information becomes public or is no longer material. Both the U.S. securities laws and this Policy also prohibit insider trading in the form of “tipping,” which is the unauthorized disclosure of material, non-public information to another person or entity who in turn trades on the basis of such information.

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	2

Statement of Communications Policy

The Company engages in communications with investors, securities analysts and the financial press. It is against the law—specifically, Regulation FD—as well as this Policy, for any person acting on behalf of the Company to selectively disclose material, non-public information to securities professionals (including, for example, buy and sell-side analysts, institutional investment managers and investment companies) or investors in any security of the Company under circumstances where it is reasonably foreseeable that such investor may be likely to trade on the basis of such information, unless the information has first or simultaneously been disclosed to the public.

Only the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, General Counsel and any investor relations firm designated by the Chief Executive Officer are authorized to speak on behalf of the Company. From time to time, other employees or members of the Board of Directors may be designated by authorized spokespersons or the Board of Directors to respond to specific inquiries or to make specific presentations to the investment community as necessary or appropriate. Anyone who communicates without proper authorization will not only violate this Policy but may also violate the anti-tipping provisions of the insider trading laws. You may not, therefore, disclose information to anyone outside the Company, including analysts, stockholders, journalists or any media outlet, family members and friends, other than in accordance with the procedures set forth in the Company’s Regulation FD Policy. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

Trading by Persons Other than Insiders

Company Personnel and Other Covered Persons are also prohibited from disclosing material, non-public information to other people, such as relatives or friends, who may trade on the basis of the information or disclose this information to others. As noted, the federal securities laws prohibit trades made on the basis of these “tips”.

Insiders may be liable for communicating, or “tipping,” material, non-public information to a third party (a “tippee”). Persons other than insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them or individuals who trade on material, non-public information that has been misappropriated.

Company Transactions

From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.

V.MATERIALITY AND PUBLIC DISSEMINATION

What is Material Information?

The materiality of a fact depends upon the surrounding facts and circumstances. Information is considered “material” under the law if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, whether debt or equity. Any information that could be expected to affect the Company’s stock price, whether negative or positive, should be considered material.

Examples of material information include:

•Projections of future earnings or losses, or other earnings guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•The potential or actual gain or loss of a significant customer, supplier, or purchase order;
•Joint ventures and distribution agreements;

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	3

•A pending or proposed merger, acquisition or tender offer;
•Company restructuring;
•A significant related party transaction;
•A pending or proposed acquisition or disposition of a significant asset;
•Borrowing activities (other than in the ordinary course);
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•A Company stock or other security repurchase program;
•Litigation, whether pending or threatened;
•A change in senior management;
•Impending bankruptcy or the existence of severe liquidity problems.
•Significant actual cybersecurity incidents or events that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;
•Changes in the status of any of the Company’s activities which may have an adverse or favorable impact;
•A change in directors or auditors; and
•A change in control of the Company.

If you have any question as to whether information is material, please err on the side of caution and direct an inquiry to the Company’s General Counsel.

A good general rule of thumb: “When in doubt, don’t trade.”

When is Information Considered “Non-Public”?

Information is “non-public” if it is not available to the general public. Information is generally considered available to the public only if: (a) it has been disclosed broadly to the marketplace through such media as PR Newswire, Dow Jones, Reuters Economic Services, The Wall Street Journal, or other wire services on the Internet; and (b) the investing public has had sufficient time to absorb the information fully. Information is considered public for insider trading purposes if it has been included in the Company’s public filings with the Securities and Exchange Commission (the “SEC”). The circulation of rumors, even if accurate and reported in the media, is not effective public dissemination by or on behalf of the Company. In addition, even after a public announcement, a reasonable period of time, at least two business days, must lapse in order for the market to react to the information.

If you have any question as to whether information is either material or publicly available, please err on the side of caution and direct an inquiry to the Company’s General Counsel.

VI.BLACKOUT PERIODS

Certain trading blackout periods will apply during periods when financial statements are being prepared but results have not yet been generally disclosed. Regular blackout periods commence fourteen (14) calendar days before the last day of the quarter and end on the beginning of the second business day following the issuance of the news release disclosing the quarterly results. Blackout periods apply to: (a) all directors and officers of the Company; (b) those employees and consultants from time to time designated in writing by the Company’s General Counsel (“Designated Persons”), and (c) Immediate Family Members of directors, officers or Designated Persons. Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the Company. In that event, these persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

Blackout periods are particularly sensitive periods and particular attention must be made to ensure that transactions in the Company’s securities are made in accordance with the applicable laws. This is because these persons will, as any quarter progresses, be increasingly likely to be aware of material, non-public information about the expected financial results for the quarter.

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	4

It should be noted that even at times that do not fall within a blackout period, any person that is aware of material, non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two full trading days. Each person is individually responsible at all times for compliance with the prohibitions on insider trading. Trading in the Company’s securities outside the blackout period should not be considered a “safe harbor,” and all Company Personnel should use good judgment at all times.

VII.EXERCISE OF STOCK OPTIONS

The exercise of stock options is not subject to this Policy when all shares received on exercise continue to be held by the option holder. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of stock issued on option exercise, including a sale for the purpose of generating the cash needed to pay the exercise price of an option.

VIII.PROHIBITION ON SPECULATIVE AND HEDGING TRANSACTIONS

Company Personnel and Other Covered Persons are prohibited from engaging in speculative transactions with respect to Company securities, including selling Company securities short or buying or selling call or put options or other derivatives in respect of Company securities. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits directors and officers from engaging in short sales. Company Personnel and Other Covered Persons are also prohibited from entering into other transactions which have the effect of hedging the economic value of any direct or indirect interests of the person in the Company’s common equity. This prohibition includes hedging the participation of Company Personnel in the Company’s long-term stock ownership plans unless such transactions are pre-cleared by the Company’s General Counsel. In addition, because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, non-public Information or otherwise is not permitted to trade in Company securities, Company Personnel and Other Covered Persons are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. Similarly, because standing and limit orders may cause a sale to occur at a time when the person is aware of material, non-public Information or otherwise is not permitted to trade in Company securities, Company Personnel and Other Covered Persons are discouraged from placing standing or limit orders on Company securities except as part of a Rule 10b5-1 trading plan.

IX.PRECLEARANCE PROCEDURES

To prevent inadvertent violations of applicable securities laws and avoid the appearance of impropriety in connection with the purchase and sale of Company securities, all transactions in Company securities (including, without limitation, the acquisition or disposition of Company securities, the exercise of options and warrants to acquire Company securities, Gifts of Company securities or any other transfer) by directors, officers, Designated Persons or their respective Immediate Family Members, must be pre-cleared by the Company’s General Counsel.

Each such person who would like to trade is required to submit a request to the Company’s General Counsel or the General Counsel’s designee (or, in the case of the General Counsel, the Company’s Chief Executive Officer, Chief Financial Officer, or Chief Operating Officer) prior to commencing any trade in Company securities at least 24 hours before the date of the proposed transaction. The Company’s General Counsel or the General Counsel’s designee (or, in the case of the General Counsel, the Company’s Chief Executive Officer, Chief Financial Officer, or Chief Operating Officer) will then determine whether the transaction may proceed and, if so, assist the insider in complying with his or her reporting obligations under Section 16(a) of the Exchange Act, if applicable.

Any pre-clearance request granted must be executed by the end of the fifth full trading day after the day of the receipt of such approval, but may not be executed if the individual acquires material, non-public information during that time or the General Counsel informs the individual that the approval is no longer valid. Within one (1) business day of completing any purchase or sale of Company securities that has been pre-cleared, either you or your broker-dealer (or other agent) effecting the transaction on your behalf (or on behalf of any Other Covered Persons)

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	5

should provide to the Company’s General Counsel details of such transactions, including the relevant dates, prices, and amount of Company securities. Despite any prior approvals in connection with a transaction in the same securities, insiders may be restricted from subsequent transactions in the specific security (e.g., an insider may be unable to sell the security once acquired) or the Company may subsequently require that the insider sell a specific security in the future. In either case, the Company will not be under any obligation to reimburse the insider for any losses.

These pre-clearance procedures apply even in the absence of a blackout period. Pre-clearance will not be granted during a blackout period.

Most importantly, if you are aware of material, non-public information at the time you seek pre-clearance, and do not alert the Company’s General Counsel to this fact, any authorization given to trade will not protect you against liability under the securities laws and/or sanctions under this Policy. In all cases, the responsibility for determining whether an insider is aware of material, non-public information rests with the individual and pre-clearance of a transaction in accordance with this Policy does not constitute legal advice and does not insulate an insider from liability under securities law.

This Policy does not require pre-clearance of transactions in any other company’s securities unless otherwise required in writing by the Company’s General Counsel.

X.PENALTIES FOR ENGAGING IN INSIDER TRADING

Penalties for trading on or tipping material, non-public information can greatly exceed any profits made or losses avoided both for individuals engaging in such unlawful conduct and their employers. The SEC and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

•SEC administrative sanctions;
•Securities industry self-regulatory organization sanctions;
•Civil injunctions;
•Damage awards to private plaintiffs;
•Disgorgement of all profits;
•Civil fines for the violator of up to three times the amount of profit gained or loss avoided;
•Civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of $1,000,000 or three times the amount of profit gained or loss avoided by the violator;
•Criminal fines for individual violators of up to $5,000,000 ($25,000,000 for an entity); and
•Jail sentences of up to 20 years.

In addition, insider trading by officers, directors and employees could result in serious sanctions by the Company, including dismissal. In addition to the federal securities laws, insider trading may violate other federal and state civil or criminal laws, including mail and wire fraud statutes and the Racketeer Influenced and Corrupt Organizations Act (RICO).

If an insider fails to pre-clear a trade when required, barring extenuating circumstances, the insider may be asked to cancel or reverse the trade and/or trading privileges may be suspended for a specified amount of time. If an insider is required to reverse or cancel a trade, the insider is responsible for any trading losses while any trading gains will be forfeited to the Company.

Violations of the Company’s policies or legal prohibitions against insider trading (including the unauthorized disclosure of material, non-public information outside the Company, or “tipping”) also could result in disciplinary action up to and including dismissal without notice or payment in lieu of notice depending upon the severity of the violation.

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	6

XI.EXCEPTION RELATING TO RULE 10B5-1 TRADING PLANS

The prohibition against insider trading contained in this Policy does not prohibit trading in the Company’s securities by insiders during blackout periods when these trades are effectuated pursuant to pre-approved trading plans (“trading plans”) conducted in all respects in accordance with Rule 10b5-1 under the Exchange Act which are entered into by insiders at a time when such insiders are not aware of any material, non-public information regarding the Company. In order to assure compliance with applicable securities laws and Company policies, all trading plans (and any amendments thereto) entered into by persons subject to the blackout periods must be approved by the Company’s General Counsel in consultation, as appropriate, with outside counsel, and the insider must represent and warrant to the Company that the insider is (i) entering into the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act and (ii) not aware of any material non-public information about the Company or its securities. In addition, if the insider is a director or officer of the Company, such trading plan must include representations by the insider certifying the representations and warranties in the preceding sentence.

XII.POST-TERMINATION TRANSACTIONS

The Policy continues to apply to your transactions in Company securities even after you have terminated employment. If you are aware of material, non-public information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material. If you are a former officer or director of the Company, you must pre-clear any trading or other transactions, including Gifts, of Company securities for a period of six months after you terminate employment with the Company.

XIII.COMMUNICATION AND CERTIFICATION

Each director, officer and employee of the Company will be provided with a copy of this Policy and must certify compliance with this Policy on an annual basis.

EFFECTIVE DATE AND LAST REVISED: OCTOBER 18, 2023	7